

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 24, 2008

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re: Paramount Gold and Silver Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 1-33630**
> **Filed November 12, 2008**

Dear Mr. Crupi:

We have reviewed your filing and your response letter dated November 11, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you filed a Form 10-Q on November 14, 2008. Please amend your proxy statement to reflect the update to your financial statements, including making appropriate changes to your Management's Discussion and Analysis section.

2. We note that you have complied with several of our comments by expanding your disclosure in the footnotes to the directors' compensation table and the summary compensation table. Please revise your filing to provide this information in the section entitled "Director Compensation" and the "Overview" section of your executive compensation discussion.

Overview of Compensation Program, page 17

3. We note that you look to the compensation paid to officers and directors of mining companies which have no proven mineral reserves in determining your officers' compensation. Please provide a list of the comparator companies and specify how each element of compensation relates to the data you analyzed from these companies. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See generally Item 402(b)(2)(xiv) and Item 402(b)(1)(v) of Regulation S-K.

Proposal Five, page 36

4. We note your response to our prior comment 10. Please provide the information required by Items 13(a)(1) and 13(a)(6) of Schedule 14A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
         Jeff Klein (561)241-4943